UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  December 12, 2008

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

December 12, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
Frankfurt Exchange: QLD

ALBERTA STAR COMPLETES NON-BROKERED PRIVATE PLACEMENT

Alberta Star Development Corp. (the “Company”) is pleased to announce that it has completed its previously announced  non-brokered private placement of 2,333,333 flow-through units (“Units”) of the Company at a subscription price of $0.15 per unit, for a  total gross proceeds of  (Cdn) $350,000 (the “Offering”).  Each Unit consisted of one (1) common share (“Common Share”)  issued on a “flow-through share” basis, in the share capital of the Company and one non flow-through common share purchase warrant (“Warrant”).  Every Warrant is exercisable into one additional Common Share at an exercise price of $0.18 per share on or before December 12, 2010.

 The Company intends to use the flow-through proceeds raised in this Offering as part of its reduced 2010 exploration program, including exploration at the Company’s Eldorado & Contact Lake IOCG and uranium properties and will be renounced for the 2008 income tax year, qualifying exploration expenditures (as defined in the Income Tax Act) (Canada) to the unit subscribers.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408-3884

www.alberta-star.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities act of 1933, as amended (the”U.S. Securities Act) or any state securities laws and may not be offered or sold within the United States or to a U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.